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                               December 18, 2023

       Darren Woods
       Chairman and Chief Executive Officer
       Exxon Mobil Corp.
       22777 Springwoods Village Parkway
       Spring, TX 77389

                                                        Re: Exxon Mobil Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 21,
2023
                                                            File No. 333-275695

       Dear Darren Woods:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       The Merger
       Background of the Merger, page 50

   1. You disclose on page 55 that on October 5, 2023 the Wall Street Journal published an article discussing a
proposed transaction between ExxonMobil and Pioneer. Please revise your disclosure to
expand upon the effect, if any, the publication of the article prior to the public announcement had
on the negotiation process.
   2. We note in recent months, as part of evaluating potential strategic alternatives, Pioneer engaged in discussions
with another upstream company regarding the acquisition of that company by Pioneer.
Please expand your disclosure to provide greater detail into the alternative
transaction, and the reasoning you did not progress further with the transaction.
 Darren Woods
FirstName LastNameDarren  Woods
Exxon Mobil  Corp.
Comapany18,
December  NameExxon
              2023     Mobil Corp.
December
Page 2    18, 2023 Page 2
FirstName LastName
3. You disclose on page 55 that Pioneer separately engaged Petrie Partners, LLC and BofA
         Securities, Inc., to serve as a financial advisor to Pioneer with respect to the proposed transaction. However, you make no further reference to Petrie or BofA. Please provide clear descriptions of each advisors' role, and describe how Pioneer utilized the assistance of the advisors in its evaluation of the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Shanu Bajaj